Investment Office
P.O. Box 2749
Sacramento, CA 95812-2749
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3400; FAX (916) 795-2842

October 19, 2006

Dear Cardinal Health Shareholder:

Earlier this year, we highlighted Cardinal Health on our Focus List due to its lack of commitment to good corporate governance and underperformance relative to the S&P 500 and its industry peer group over the 3 and 5 year time period. Currently, Cardinal underperforms its S&P Industry Peer Index by more than 53% and 82% respectively over the 3 and 5 year time period as of September 29, 2006.

CalPERS is concerned with the company’s compensation and severance practices. As a shareowner, we urge you to pay particular attention to an important matter on the proxy materials you recently received for the Annual Meeting of Shareowners scheduled to be held on November 8, 2006.

This proposal (Proposal 3 on Cardinal Health’s proxy card) which we sponsored asks for your approval to amend the Company’s by-laws to control against egregious severance payments. We are not seeking to limit severance payouts, but we do believe that shareowners need to have the ability to approve certain large payouts.

Accordingly, Proposal 3 aims to require the Board to seek shareowner ratification of any Severance Agreement with any Officer that provides Severance Benefits with a total present value exceeding 2.99 times the sum of the Officer’s base salary plus target bonus.

DO NOT BE MISLED

In August, only after we submitted this proposal did the company’s Board of Directors announce that the company had amended its agreement with several of its executives requiring shareowner approval for “Severance Benefits” that exceed 2.99 times Base Salary and Bonus.

This change that Cardinal Health’s management has made is a step in the right direction but does not go far enough. Cardinal’s current severance policy excludes the granting and acceleration of equity as a result of a merger, acquisition or spin-off regardless of performance. Since the Company’s severance policy does not include the granting of equity, shareowners would not have the ability to approve potentially egregious payouts.

CalPERS is interested in paying for performance. If management delivers performance, why wouldn’t shareowners approve pay-outs that reward them for this performance? The adoption of this by-law amendment, in CalPERS’ opinion still allows the Company the flexibility it needs to attract qualified individuals to serve in Officer positions.

SEND A MESSAGE TO THE BOARD OF CARDINAL HEALTH.

VOTE FOR PROPOSAL 3.

We are apparently not the only ones that believe these policies are in the best interests of shareholders:

▪	According to their policies, both ISS and Glass Lewis support proposals that seek to require approval if the benefit exceeds 2.99 times the amount of the executive's base salary plus bonus,

▪	Almost 2/3 of these proposals filed at companies over the past five years have received majority shareowner support.

We urge you to support this important initiative by voting for Proposal 3. Please refer to the proxy statement for more information or call The Altman Group, Inc. at (201) 460-1200 who is assisting us with this effort if you have any questions or need assistance in voting your shares.

Sincerely,

Christianna Wood
Senior Investment Officer, Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of one or more of the following forms of communication: mail, e-mail, and/or telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy voting agent in the envelope that was provided to you.

California Public Employees’ Retirement System
Lincoln Plaza - 400 Q Street - Sacramento, CA 95814